CONSENT OF INDEPENDENT AUDITOR

We hereby consent to the inclusion in Exeter Resource Corporation’s Annual Report on Form 40-F for the year ended December 31, 2012 of our report dated April 1, 2013, relating to the consolidated financial statements for each of the years in the two year period ended December 31, 2012 and the effectiveness of internal control over financial reporting of Exeter Resource Corporation as of December 31, 2012, which appears in this Annual Report.

/s/ PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, British Columbia

April 1, 2013